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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             SYBRON CHEMICALS INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  870903 10 1
                                 (CUSIP NUMBER)

                           BRUCE A. MACKINTOSH, ESQ.
                               BAYER CORPORATION
                                 100 BAYER ROAD
                           PITTSBURGH, PA 15205-9741
                                 (412) 777-2000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                WITH A COPY TO:
                           DANIEL P. CUNNINGHAM, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000

                                AUGUST 30, 2000
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
-----------------------
  CUSIP No. 870903101
-----------------------

----------------------------------------------------------------------------------------------------------
            Names of Reporting Persons
     1      I.R.S. Identification Nos. of Above Persons (entities only)
            PROJECT TOLEDO ACQUISITION CORP.
----------------------------------------------------------------------------------------------------------
            Check the Appropriate Box if a Member of a Group (See Instructions)                 (a)[ ]
     2                                                                                          (b)[ ]
----------------------------------------------------------------------------------------------------------
            SEC Use Only
     3
----------------------------------------------------------------------------------------------------------
            Source of Funds (See Instructions)
     4
            AF*
----------------------------------------------------------------------------------------------------------
            Check if Disclosure of Legal Proceedings is Required
     5      Pursuant to Items 2(d) or 2(e)                                                  [ ]
----------------------------------------------------------------------------------------------------------
            Citizenship or Place of Organization
     6      Delaware
----------------------------------------------------------------------------------------------------------
                                                     Sole Voting Power
               Number of
                 Shares
              Beneficially
             Owned by Each
               Reporting
              Person with

                                              7
                                                     0
                                         -----------------------------------------------------------------
                                                     Shared Voting Power
                                              8
                                                     2,565,644*
                                         -----------------------------------------------------------------
                                                     Sole Dispositive Power
                                              9
                                                     0
                                         -----------------------------------------------------------------
                                                     Shared Dispositive Power
                                             10
                                                     2,565,644*
----------------------------------------------------------------------------------------------------------
            Aggregate Amount Beneficially Owned by Each Reporting Person
    11
            2,565,644*
----------------------------------------------------------------------------------------------------------
            Check Box if the Aggregate Amount in Row (11) Excludes                                 [ ]
    12      Certain Shares (See Instructions)
----------------------------------------------------------------------------------------------------------
            Percent of Class Represented
              by Amount in Row (11)
    13
            Approximately 45% of the Common Stock outstanding as of August 30, 2000*
----------------------------------------------------------------------------------------------------------
            Type of Reporting Person (See Instructions)
    14
            CO
----------------------------------------------------------------------------------------------------------

* See Note on page 4.

-----------------------
  CUSIP No. 870903101
-----------------------

----------------------------------------------------------------------------------------------------------
            Names of Reporting Persons
     1      I.R.S. Identification Nos. of Above Persons (entities only)
            BAYER CORPORATION
----------------------------------------------------------------------------------------------------------
            Check the Appropriate Box if a Member of a Group (See Instructions)                 (a)[ ]
     2                                                                                          (b)[ ]
----------------------------------------------------------------------------------------------------------
            SEC Use Only
     3
----------------------------------------------------------------------------------------------------------
            Source of Funds (See Instructions)
     4
            AF, WC, OO*
----------------------------------------------------------------------------------------------------------
            Check if Disclosure of Legal Proceedings is Required
     5      Pursuant to Items 2(d) or 2(e)                                                  [ ]
----------------------------------------------------------------------------------------------------------
            Citizenship or Place of Organization
     6
            Indiana
----------------------------------------------------------------------------------------------------------
                                                     Sole Voting Power
               Number of
                 Shares
              Beneficially
             Owned by Each
               Reporting
              Person with

                                              7
                                                     0
                                         -----------------------------------------------------------------
                                                     Shared Voting Power
                                              8
                                                     2,565,644*
                                         -----------------------------------------------------------------
                                                     Sole Dispositive Power
                                              9
                                                     0
                                         -----------------------------------------------------------------
                                                     Shared Dispositive Power
                                             10
                                                     2,565,644*
----------------------------------------------------------------------------------------------------------
            Aggregate Amount Beneficially Owned by Each Reporting Person
    11
            2,565,644*
----------------------------------------------------------------------------------------------------------
            Check Box if the Aggregate Amount in Row (11) Excludes                                 [ ]
    12      Certain Shares (See Instructions)
----------------------------------------------------------------------------------------------------------
            Percent of Class Represented
              by Amount in Row (11)
    13
            Approximately 45% of the Common Stock outstanding as of August 30, 2000*
----------------------------------------------------------------------------------------------------------
            Type of Reporting Person (See Instructions)
    14
            CO
----------------------------------------------------------------------------------------------------------

* See Note on the following page.

-----------------------
  CUSIP No. 870903101
-----------------------

----------------------------------------------------------------------------------------------------------
            Names of Reporting Persons
     1      I.R.S. Identification Nos. of Above Persons (entities only)
            BAYER AKTIENGESELLSCHAFT
----------------------------------------------------------------------------------------------------------
            Check the Appropriate Box if a Member of a Group (See Instructions)                 (a)[ ]
     2                                                                                          (b)[ ]
----------------------------------------------------------------------------------------------------------
            SEC Use Only
     3
----------------------------------------------------------------------------------------------------------
            Source of Funds (See Instructions)
     4
            WC, OO
----------------------------------------------------------------------------------------------------------
            Check if Disclosure of Legal Proceedings is Required
     5      Pursuant to Items 2(d) or 2(e)                                                  [ ]
----------------------------------------------------------------------------------------------------------
            Citizenship or Place of Organization
     6      Germany
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                                                     Sole Voting Power
               Number of
                 Shares
              Beneficially
             Owned by Each
               Reporting
              Person with

                                              7
                                                     0
                                         -----------------------------------------------------------------
                                                     Shared Voting Power
                                              8
                                                     2,565,644*
                                         -----------------------------------------------------------------
                                                     Sole Dispositive Power
                                              9
                                                     0
                                         -----------------------------------------------------------------
                                                     Shared Dispositive Power
                                             10
                                                     2,565,644*
----------------------------------------------------------------------------------------------------------
            Aggregate Amount Beneficially Owned by Each Reporting Person
    11
            2,565,644*
----------------------------------------------------------------------------------------------------------
            Check Box if the Aggregate Amount in Row (11) Excludes                                 [ ]
    12      Certain Shares (See Instructions)
----------------------------------------------------------------------------------------------------------
            Percent of Class Represented
              by Amount in Row (11)
    13
            Approximately 45% of the Common Stock outstanding as of August 30, 2000*
----------------------------------------------------------------------------------------------------------
            Type of Reporting Person (See Instructions)
    14
            CO, HC
----------------------------------------------------------------------------------------------------------

* On August 30, 2000, Bayer Corporation, an Indiana corporation ("Parent"), and Project Toledo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into a Stockholder Agreement (the "Stockholder Agreement") with 399 Venture Partners, Inc. ("399 Venture"), Richard M. Klein ("Klein") and John H. Schroeder ("Schroeder" and, together with 399 Venture and Klein, the "Principal Stockholders"), pursuant to which each Principal Stockholder has agreed, among other things, in connection with the Offer (as defined in the Offer to Purchase (as defined below)) to tender all such Principal Stockholder's shares of Common Stock of the Company (as defined below) at a price of $35.00 per share in cash or such greater amount as shall be equal to the highest price per Share (as defined in the Offer to Purchase) paid pursuant to the Offer. Under the Stockholder Agreement, each Principal Stockholder has granted to certain individuals designated by Parent a proxy with respect to the Shares subject to the Stockholder Agreement to vote such Shares under certain circumstances. The Purchaser's right to purchase through the Offer and vote the Shares subject to the Stockholder Agreement is reflected in Rows 8 and 10 of each of the tables above. A copy of such Stockholder Agreement is attached hereto as Exhibit (2)(c) and is described more fully in Section 12 of the Offer to Purchase dated September 8, 2000 (the "Offer to Purchase"), attached hereto as Exhibit (2)(a).

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, par value $.01 per share of Sybron Chemicals Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is Birmingham Road, P.O. Box 66, Birmingham, NJ 08011.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(c) and (f) This Schedule 13D is being filed by Purchaser, a wholly owned subsidiary of Parent, which is a wholly owned subsidiary of Bayer Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Bayer AG"). Information concerning the principal business and the address of the principal offices of Purchaser, Parent and Bayer AG is set forth in Section 9 ("Certain Information Concerning the Purchaser, Parent and Bayer AG") of the Offer to Purchase and is incorporated herein by reference to the Offer to Purchase, a copy of which is attached hereto as Exhibit (2)(a). The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser, Parent and Bayer AG is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference.

     (d) and (e) During the last five years, none of Purchaser, Parent or Bayer AG or, to the best knowledge of Purchaser, Parent or Bayer AG, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION

     (a)-(g) and (j) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement; Plans for the Company; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

     (h) and (i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; AMEX Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(c) The information set forth in "Introduction" and Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement; Plans for the Company; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, Parent and Bayer AG") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement; Plans for the Company; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

(2)(a)  Offer to Purchase dated September 8, 2000.

(2)(b) Agreement and Plan of Merger dated as of August 30, 2000, among the Company, Parent and the Purchaser.

(2)(c) Stockholder Agreement dated as of August 30, 2000, among Parent, Purchaser, 399 Venture Partners, Inc., Richard M. Klein and John T. Schroeder.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2000

                                          PROJECT TOLEDO ACQUISITION CORP.,

                                          By: /s/ JOHN L. WILLIAMS
                                            ------------------------------------
                                            Name: Dr. John L. Williams
                                            Title: President

                                          BAYER CORPORATION,

                                          By: /s/ E. L. FOOTE, JR.
                                            ------------------------------------
                                            Name: E. L. Foote, Jr.
                                            Title: Executive Vice President

                                          BAYER AKTIENGESELLSCHAFT,

                                          By: /s/ ROLAND HARTWIG
                                            ------------------------------------
                                            Name: Dr. Roland Hartwig
                                            Title: General Counsel

                                 EXHIBIT INDEX

EXHIBIT NO.                            DOCUMENT
-----------                            --------
  (2)(a)     Offer to Purchase dated September 8, 2000.
  (2)(b)     Agreement and Plan of Merger dated as of August 30, 2000,
             among the Company, Parent and the Purchaser.
  (2)(c)     Stockholder Agreement dated as of August 30, 2000, among
             Parent, Purchaser, 399 Venture Partners, Inc., Richard M.
             Klein and John T. Schroeder.

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